MAIL STOP 3561

August 29, 2006

Mr. William C. Morro
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

> **Re:** **InterAmerican Acquisition Group Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed August 17, 2006**
> **File No. 333-125558**

Dear Mr. Morro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We reissue prior comment four of our letter dated August 3, 2006. Clarify the limitations that result from the named individuals being personally liable <u>severally</u>. In addition, revise similar disclosure in the risk factors section.

2. We reissue prior comment five of our letter dated August 3, 2006. We note that the personal liability of two executive officers is limited to vendors. Clarify those specific transactions that would not be covered by these agreements. The disclosure should make clear to investors those claims that would be covered and those claims that would not be covered by these agreements. Also, in light of this limitation, clarify throughout the prospectus this potential claim against the amount individuals would receive from the trust

account in the event of dissolution and liquidation. Revise similar disclosure in the risk factors section. We may have further comment.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Christopher S. Auguste, Esq.
        Fax: (212) 715-8000